Contact

www.linkedin.com/in/todd-kimmel-0022b (LinkedIn)
www.coskata.com (Portfolio)

Top Skills

Venture Capital
Start-ups
Entrepreneurship

Todd Kimmel

Managing Partner of Montage Ventures
Menlo Park, California, United States

Summary

Todd is the Founder and Managing Partner of Montage Ventures, a venture capital firm actively investing in the financial services, consumers and healthcare sectors.

Todd is a repeat entrepreneur and experienced venture investor that has started multiple companies across different industries while helping to fund and support many others over the past decade as a venture capitalist. Todd is passionate about early-stage start-ups and has witnessed first-hand the innovation and product excellence that can be achieved when a group of talented entrepreneurs join together to disrupt the way something is currently done.

Todd is active with his entrepreneurs and portfolio company executives and typically serves as an extension of the founding team...helping them with the connections and guidance they need early on to both accelerate and de-risk their business plans.

Todd received a B.A. in History from Amherst College and is a loyal and proud NYC sports fan.

Specialties: financial services, consumer, digital health, venture capital, entrepreneurship.

Experience

Montage Ventures
Managing Partner
April 2013 - Present (9 years 9 months)
Menlo Park

Montage Ventures is a venture capital firm actively investing in financial services, e-Commerce, marketplaces and healthcare start-ups.

Arka Inc

Investor
July 2017 - Present (5 years 6 months)
San Francisco Bay Area

Batch
Co-Founder & Chairman
May 2017 - Present (5 years 8 months)
San Francisco Bay Area

CANOPY
Board Observer and Investor
August 2018 - Present (4 years 5 months)
San Francisco Bay Area

Cape Analytics, Inc
Investor
April 2015 - Present (7 years 9 months)

Carbon38
Board Member and Investor
April 2014 - Present (8 years 9 months)
Los Angeles Metropolitan Area

Climb Credit
Investor
March 2018 - Present (4 years 10 months)
New York City Metropolitan Area

Copper Cow Coffee
Investor
October 2018 - Present (4 years 3 months)
Los Angeles Metropolitan Area

Crown Affair
Investor
August 2020 - Present (2 years 5 months)
New York City Metropolitan Area

Eargo
Investor
May 2013 - Present (9 years 8 months)

EasyKnock
Board Member and Investor
August 2018 - Present (4 years 5 months)
New York City Metropolitan Area

Feals
Investor
August 2019 - Present (3 years 5 months)
Los Angeles Metropolitan Area

FLYR Inc.
Board Member and Investor
October 2014 - Present (8 years 3 months)
San Francisco Bay Area

Funding Circle US
Investor
May 2013 - Present (9 years 8 months)

Future Family
Board Member and Investor
September 2017 - Present (5 years 4 months)
San Francisco Bay Area

Haus.com
Investor
November 2018 - Present (4 years 2 months)
San Francisco Bay Area

HomeLight, Inc.
Board Observer and Investor
May 2013 - Present (9 years 8 months)
San Francisco Bay Area

Ingenuity Brands
Investor
October 2017 - Present (5 years 3 months)
San Francisco Bay Area

MoneyLion
Investor

October 2015 - Present (7 years 3 months)

Pager
Board Member and Founding Investor
November 2013 - Present (9 years 2 months)

Peek.com
Board Observer and Investor
November 2013 - Present (9 years 2 months)
San Francisco Bay Area

PeerStreet
Investor
February 2015 - Present (7 years 11 months)

Point Digital Finance
Investor
December 2014 - Present (8 years 1 month)

Post Acute Recovery
Board Member and Investor
September 2017 - Present (5 years 4 months)
Greater New York City Area

RaiseMe
Investor
June 2014 - Present (8 years 7 months)
San Francisco Bay Area

Shoefitr Inc.
Former Board Member and Investor
July 2013 - Present (9 years 6 months)

Snapsheet Inc
Investor
May 2013 - Present (9 years 8 months)

Super (hellosuper.com)
Investor
December 2014 - Present (8 years 1 month)
San Francisco Bay Area

Sure, Inc.
Investor

October 2015 - Present (7 years 3 months)

Greater Los Angeles Area

Wonder
Investor

September 2013 - Present (9 years 4 months)

Workit Health
Founding Investor

June 2016 - Present (6 years 7 months)

San Francisco Bay Area

Zipdrug
Investor

November 2015 - Present (7 years 2 months)

Bread Finance
Investor

April 2015 - December 2020 (5 years 9 months)

New York City Metropolitan Area

Mayfield Fund
Partner

January 2009 - March 2013 (4 years 3 months)

Menlo Park, CA

Mayfield Fund is a global venture capital firm with $2.7 billion under management and a history of investing in relationships. Mayfield invests primarily in early-stage companies that leverage the drivers of mobile, cloud/SaaS, social, energy and big data. The firm is currently deploying Mayfield XIII, a $400 million fund that invests in U.S. and cross-border companies. Mayfield invests in India-based companies through its Mayfield India fund and in China-based companies directly and with its partner GSR Ventures. Over its 43-year history, the firm has invested in more than 530 companies, resulting in over 100 IPOs and more than 100 mergers or acquisitions. For more information, visit www.mayfield.com.

Advanced Technology Ventures
Principal

February 2008 - December 2008 (11 months)

Palo Alto, CA

Venture capital firm with $1.7 billion under management focused on early-stage investing across cleantech, healthcare and IT with offices in Palo Alto and Boston.

Coskata, Inc.
Co-Founder and President
July 2006 - January 2008 (1 year 7 months)
Warrenville, IL

Coskata is a biology-based renewable energy company whose low-cost platform technology allows for the production of fuels and chemicals from a variety of input material (including biomass, agricultural and municipal wastes, and other carbonaceous material).

Using proprietary microorganisms and patented bioreactor designs, we are ready today to produce feedstock flexible ethanol, to fuel energy security, economic growth, and environmental sustainability.

Advanced Technology Ventures
Entrepreneur-in-Residence and Vice President
June 2003 - July 2006 (3 years 2 months)
Palo Alto, CA

Venture capital firm with $1.7 billion under management focused on early-stage investing across cleantech, healthcare and IT with offices in Palo Alto and Boston.

Innovance Networks
Co-Founder and Senior Vice President
May 2000 - May 2003 (3 years 1 month)

Optical networking start-up focused on the core systems space.

Wasserstein Perella
Financial Analyst in Investment Banking and Private Equity
June 1997 - May 2000 (3 years)
New York, NY

M&A advisory and investment banking firm.

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Education

Amherst College

BA, History · (September 1994 - May 1997)